

82-34866

Rule 4.3A

Appendix 4E

SUPPL

Preliminary Final Report

Solbec Pharmaceuticals Ltd
ABN: 85 061 289 218

1.		
	Financial year ended ('reporting period')	30 June-06
	Financial year ended ('previous corresponding period')	30 June-05

2. Results for announcement to the market

					$A'000
	Movement from previous corresponding period:				
2.1	Revenues from ordinary activities *(item 3.1)*	up	114.9%	to	692
2.2	Profit (loss) from ordinary activities after tax attributable to members *(item 3.6)*	down	28.8%	to	(1920)
2.3	Net profit (loss)for the period attributable to members *(item 3.6)*	down	28.8%	to	(1920)

Dividends

2.4	The Company does not propose to pay dividends in relation to this period.	
2.5	Record date for dividends:	Not applicable

2.6	Explanation of items 2.1 to 2.4 above:
	Revenue up on previous year, due to increase in research and development grants.
	The increase in revenue and a small decrease in expenditure has had the effect of decreasing the loss compared to 2005.


SEC MAIL
RECEIVED
PROCESSING
OCT 02 2006
WASH. D.C.
210
SECTION

dlw 10/18

3. Condensed consolidated income statement

		Reporting period $A'000	Previous corresponding Period $A'000
3.1	Revenues from ordinary activities (*see items 3.7 – 3.9)*	692	322
3.2	Expenses from ordinary activities (*see items 3.10*)	(2902)	(3018)
3.3	**Profit (loss) from ordinary activities before tax**	(2210)	(2696)
3.4	Income tax benefit/(expense) or ordinary activities	290	-
3.5	**Profit (loss) from ordinary activities after tax**	(1920)	(2696)

Notes to the condensed consolidated income statement

Revenue and expenses form ordinary activities

		Reporting period $A'000	Previous corresponding Period $A'000
3.6	Revenue		
	- Government grants	654	69
3.7	Interest revenue	33	124
3.8	Other relevant revenue		
	- Other	5	129
3.9	Details of relevant expenses		
	- Depreciation and amortisation	38	38
	- ASX Fees	27	29
	- Costs of shares registry	54	27
	- Salary and wages	777	663
	- Research and Development	1283	1265
	- Rent	59	54
	- Legal expenses	28	69
	- Consulting	190	118
	- Other administration expense	446	755

Rule 4.3A

4. Condensed consolidated balance sheet

		Reporting period $A'000	Previous corresponding Period $A'000
	Current assets		
4.1	Cash and cash equivalents	889	1406
4.2	Trade and other receivables	3	118
4.3	Other assets	52	39
4.4	**Total current assets**	**944**	**1563**
	Non-current assets		
4.5	Land and building at fair value	1020	-
4.6	Other property, plant and equipment	291	521
4.7	Other financial assets	-	36
4.8	**Total non-current assets**	**1311**	**557**
4.9	**Total assets**	**2255**	**2120**
	Current liabilities		
4.10	Payables	636	523
4.11	Previsions	21	59
4.12	Other	282	-
4.13	**Total current liabilities**	**939**	**582**
4.14	**Total liabilities**	**939**	**582**
4.15	**Net assets**	**1316**	**1538**
	Equity		
4.16	Capital/contributed equity	18072	17138
4.17	Reserves	3268	2494
4.18	Retained profits (accumulated losses)	(20024)	(18094)
4.19	**Total equity**	**1316**	**1538**

5. Condensed consolidated cash flow statement

		Reporting period $A'000	Previous corresponding Period $A'000
	Cash flows from operating activities		
5.1	Receipts from Government grants	991	200
5.2	Payments to suppliers and employees	(645)	(1266)
5.3	Payments relating to research projects	(2062)	(1264)
5.4	Interest received	38	124
5.5	Tax refund received	290	-
5.6	**Net operating cash flows**	**(1388)**	**(2206)**
	Cash flows from financing activities		
5.7	Proceeds from sale of investments	38	35
5.8	Purchases of plant and equipment	(100)	(72)
5.9	Redemption of security deposit	-	39
5.10	Payments for investments	-	(1)
5.11	Payment for intangible assets	-	(160)
5.12	**Net investing cash flow**	**(62)**	**(159)**
	Cash flows from financing activities		
5.13	Proceeds from issue of shares	933	1085
5.14	**Net financing cash flows**	**933**	**1085**
5.15	**Net increase (decrease) in cash held**	**(517)**	**(1280)**
5.16	Cash at beginning of period	1406	2686
5.17	**Cash at end of period**	**889**	**1406**

5.18 **Non-cash financing and investing activities**

There were no non-cash financing and investing activities.

5.19 **Reconciliation of cash**

	Reconciliation of cash at the end of the period (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.	Reporting period $A'000	Previous corresponding Period $A'000
5.20	Cash on hand and at bank (*item 5.16*)	889	1406

6. Dividends
No dividends were paid during the reporting period or the previous corresponding period.

7. Dividend reinvestment plans
No dividend reinvestment plans were in operation during the reporting period or the previous corresponding period.

8. Statement of retained earnings

		Reporting period $A'000	Previous corresponding Period $A'000
8.1	Retained profits (accumulated losses) at the beginning of the financial period.	(18104)	(15408)
8.2	Net profit (loss) attributable to members (*item 3.6*)	(1920)	(2696)
8.3	Retained profits (accumulated losses) at end of financial period.	(20024)	(18104)

9. Net tangible Assets

	Reporting period	Previous corresponding period
Net tangible asset backing per ordinary share	0.7 cents	1.0 cents

10. Gain or loss of control over entities

There were no entities over which control was gained during the reporting period.

11. Foreign entities

No member of the Group is a foreign entity.

12. Commentary on results

12.1 **Earnings per security (EPS)**

	Reporting period	Previous corresponding period
Basic EPS	(1.1) cents	(1.6) cents

12.2 **Returns to shareholders**
133,482,631 options were cancelled and in exchange 19,069,222 shares were issued on a one for seven basis.

12.3 **Significant features of operating performance**
(see item 2.6)

12.4 **The results of segments**

The entity was involved in pharmaceutical research and development during the reporting period.

13. This report is based on accounts which are in the process of being audited.

14. These accounts are not likely to be subject to dispute or qualification.



SOLBEC
PHARMACEUTICALS LTD

SOLBEC FACILITY GMP LICENCE RENEWED

Summary

- Solbec renews GMP licence for the manufacture of Coramsine® components and for the testing and release of Coramsine®

Perth, Australia. Tuesday 12 September 2006: Solbec Pharmaceuticals (ASX: SBP) is pleased to announce that its Good Manufacturing Practice (GMP) licence has been renewed by the Therapeutic Goods Administration (TGA).

The TGA's stringent criteria for manufacturing and quality control were again audited earlier this year at Solbec's Osborne Park, Western Australia facility. On the back of this audit, Solbec's GMP licence was renewed.

The licence represents formal accreditation of Solbec's manufacturing and quality control systems and procedures.

The components of the licence are such that Solbec's Osborne Park facility is GMP certified for both the manufacture of Coramsine's® precursor compounds; and for the laboratory testing and release of the finished Drug Product.

-END-

Further information:

David Sparling
General Manager
Tel: (08) 9446 7555
Mob: 0417 721972
Email: david.sparling@solbec.com.au

Background Information

About Solbec

Solbec Pharmaceuticals Ltd identifies naturally-occurring compounds with potential in the development of better therapies for debilitating conditions and life-threatening diseases. With the assistance of a $2.26M Australian Government Commercial Ready grant the company is currently progressing its key project, Coramsine®, through Phase I/IIA clinical trials for the treatment of advanced solid tumours. The two proprietary ingredients of Coramsine® were isolated from the fruit of a weed known as the Devil's Apple (*Solanum linnaeanum*). They show activity against some cancers and cause potentially therapeutic changes to the immune system. In addition to human health, Coramsine® has potential application to animal health and diagnostics. Solbec's business strategy is to partner or out-license Coramsine® for the final stages of pre-commercial development and marketing.

www.solbec.com.au